Exhibit 1

VISTA
ENERGY FOR TOMORROW

2022

3rd Quarter Results

Mexico City, October 26, 2022
NYSE: VIST
BMV: VISTA

Vista Results of the Third Quarter of 2022

October 26, 2022, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) reported today financial and operational results for the three-month period ended September 30, 2022.

Q3 2022 highlights:

•

Q3 2022 total production was 50,669 boe/d, a 26% increase compared to Q3 2021. Oil production in Q3 2022 increased 35% y-o-y to 41,909 bbl/d, mainly driven by solid well performance in the Company’s flagship development in Bajada del Palo Oeste.

•

In Q3 2022, shale production was 36,345 boe/d, boosted by the tie-in of two 4-well pads in Bajada del Palo Oeste during the quarter, as well as another pad in Bajada del Palo Oeste and two new wells in Aguada Federal put in production during Q2 2022. Shale production increased 51% compared to Q3 2021.

•

Revenues in Q3 2022 were 333.6 $MM, 91% above Q3 2021, driven by higher oil production and realized oil prices. In Q3 2022, 48% of oil sales volumes, or 1.95 MMbbl, were exported, for a total of 175.6 $MM in revenues.

•	In Q3 2022, the average realized crude oil price was 76.6 $/bbl, a 34% increase compared to Q3 2021, driven by higher prices both in domestic and international markets.

•	Realized natural gas price for Q3 2022 was 4.4 $/MMBTU, a 7% increase y-o-y, mainly driven by sales to industrial clients at 4.9 $/MMBTU.

•

Lifting cost in Q3 2022 was 7.5 $/boe, a 2% increase y-o-y, and a 4% reduction q-o-q, reflecting the implementation of tactical cost saving initiatives to contain the impact of real term appreciation of the Argentine Peso and the dilution of fixed costs through incremental production volumes.

•

Adjusted EBITDA for Q3 2022 was 233.7 $MM, an inter-annual increase of 127%, driven by strong revenue growth amid stable lifting costs. Adjusted EBITDA margin was 70%, 11 p.p. above the Adjusted EBITDA margin of Q3 2021.

•	In Q3 2022, CAPEX was 162.8 $MM, reflecting the drilling of six wells and the completion of three 4-well pads during the quarter.

•

In Q3 2022, the Company recorded a positive free cash flow of 44.4 $MM. Cash flow generated by operating activities was 196.1 $MM, while cash flow used in investing activities was 151.7 $MM. Cash flow used in financing activities totaled 112.7 $MM, mainly driven the payment of 78.3 $MM of principal.

•

Adjusted Net Income during Q3 2022 totaled 79.4 $MM, compared to 18.7 $MM during Q3 2021, an inter-annual increase of 325%. This improvement was mainly driven by a higher Adjusted EBITDA and partially offset by current income tax expense. Adjusted EPS was 0.92 $/share in Q3 2022, compared to 0.21 $/share in Q3 2021.

Vista Q3 2022 results

Production

Total average net daily production

	Q3-22	Q2-22	Q3-21	▲ y/y	▲ q/q
Total (boe/d)	50,669	44,825	40,267	26%	13%
Oil (bbl/d)	41,909	36,899	30,954	35%	14%
Natural Gas (MMm3/d)	1.32	1.19	1.40	(6)%	11%
NGL (boe/d)	462	426	519	(11)%	8%

Average daily production during Q3 2022 was 50,669 boe/d, comprised of 41,909 bbl/d of oil, representing 83% of total production, 1.32 MMm3/d of natural gas and 462 boe/d of NGL. Total shale production was 36,345 boe/d. Total production increased 26% y-o-y and 13% sequentially. Oil production increased 35% y-o-y and 14% sequentially.

Q3 2022 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Total net production per concession		41,909	1.32	462	50,669	100%

Entre Lomas	100%	3,428	0.24	426	5,395	11%
Bajada del Palo Este (conventional)	100%	421	0.05	30	741	1%
Bajada del Palo Oeste (conventional)	100%	570	0.17	—	1,665	3%
Bajada del Palo Este (shale)	100%	2,176	0.02	—	2,314	5%
Bajada del Palo Oeste (shale)	100%	26,426	0.58	—	30,104	59%
Agua Amarga	100%	220	0.00	6	247	0%
25 de Mayo-Medanito	100%	2,243	0.05	—	2,530	5%
Jagüel de los Machos	100%	2,177	0.11	—	2,866	6%
Coirón Amargo Norte	84.6%	213	0.00	—	218	0%
Águila Mora (shale)	90%	—	—	—	—	—
Acambuco (non-operated)	1.5%	16	0.02	—	141	0%
Aguada Federal (shale)	100%	3,518	0.06	—	3,927	8%
Bandurria Norte (shale)	100%	—	—	—	—	—
CS-01 (Mexico)	100%	502	0.00	—	521	1%

Total shale production		32,120	0.67	—	36,345	72%

Total conventional production		9,789	0.65	462	14,324	28%

Revenues

Total revenues per product

Revenues per product - in $MM	Q3-22	Q2-22	Q3-21	▲ y/y	▲ q/q
Total	333.6	294.3	175.0	91%	13%
Oil	312.0	277.0	153.9	103%	13%
Export market	175.6	147.0	32.2	446%	19%
Domestic market	136.4	130.0	121.8	12%	5%
Natural Gas	20.1	15.9	19.7	2%	27%
NGL	1.45	1.37	1.41	3%	6%

Average realized prices

Product	Q3-22	Q2-22	Q3-21	▲ y/y	▲ q/q
Oil ($/bbl)	76.6	78.4	57.0	34%	(2)%
Export market ($/bbl)	90.2	99.6	64.6	40%	(9)%
Domestic market ($/bbl)	64.2	63.2	55.3	16%	2%
Natural Gas ($/MMBTU)	4.4	3.9	4.1	7%	14%
NGL ($/tn)	380	414	341	12%	(8)%

Total sales volumes per product

Product	Q3-22	Q2-22	Q3-21	▲ y/y	▲ q/q
Oil (MMbbl)	4.07	3.53	2.70	51%	15%
Export market (MMbbl)	1.95	1.48	0.50	291%	32%
Domestic market (MMbbl)	2.13	2.06	2.20	(4)%	3%
Natural Gas (MMBTU)	4.55	4.09	4.75	(4)%	11%
in MMm3/d	1.34	1.22	1.40	(4)%	11%
NGL (Mtn)	3.62	3.30	4.13	(12)%	10%

During Q3 2022, total revenues were 333.6 $MM, 91% above Q3 2021, mainly driven by a 446% interannual increase in crude oil export revenues.

Crude oil revenues in Q3 2022 totaled 312.0 $MM, representing 93.6% of total revenues, an 103% increase compared to Q3 2021, mainly driven by shale oil production growth, and a substantial improvement in realized oil prices. During Q3 2022, the Company exported 48% of crude oil sales volumes at a realized price of 90.2 $/bbl, while the remaining 52% was sold to the domestic market at a realized price of 64.2 $/bbl. Revenues from the export market accounted for 56% of the total revenues, reaching 175.6 $MM. Total oil sales volumes during Q3 2022 were 4.07 MMbbl. Average realized oil price was 76.6 $/bbl, 34% above Q3 2021 and 2% below Q2 2022.

Natural gas revenues in Q3 2022 were 20.1 $MM, representing 6.0% of total revenues. The average realized natural gas price for the quarter was 4.4 $/MMBTU, a 7% increase compared to Q3 2021. Plan Gas represented 65% of total natural gas sales volume, with an average realized price of 4.1 $/MMBTU during the quarter. Sales to industrial clients represented 32% of total natural gas sales volume at an average realized price of 4.9 $/MMBTU. The remaining 2% of total natural gas sales volume was exported at an average realized price of 9.4 $/MMBTU.

NGL sales were 1.4 $MM during Q3 2022, representing 0.4% of total sales. NGL average price was 380 $/tn.

Lifting Cost

	Q3-22	Q2-22	Q3-21	▲ y/y	▲ q/q
Lifting Cost ($MM)	34.8	31.7	27.2	28%	10%
Lifting cost ($/boe)	7.5	7.8	7.3	2%	(4)%

Lifting cost during Q3 2022 was 34.8 $MM, a 28% increase y-o-y. Lifting cost in Q3 2022 was 7.5 $/boe, a 2% increase y-o-y, and a 4% reduction q-o-q, reflecting the implementation of tactical cost saving initiatives to contain the impact of real term appreciation of the Argentine Peso and the dilution of fixed costs through incremental production volumes.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q3-22	Q2-22	Q3-21	▲ y	▲ q
Net profit for the period	76.7	101.8	4.7	71.9	(25.2)

(+) Income tax expense	54.2	49.3	35.3	18.9	4.9
(+) Financial income (Expense), net	35.9	(7.3)	24.1	11.8	43.2

Operating profit	166.8	143.9	64.1	102.7	22.9

(+) Depreciation, depletion and amortization	66.9	58.0	48.7	18.2	8.9
(+) Restructuring and Reorganization expenses and other adjustments	—	0.3	(9.8)	9.8	(0.3)

Adjusted EBITDA(1)	233.7	202.1	102.9	130.7	31.6

Adjusted EBITDA Margin (%)	70%	69%	59%	+11p.p.	+1p.p.

(1)

Adj. EBITDA = Net profit for the period + Income tax expense + Financial income (Expense), net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

Adjusted EBITDA was 233.7 $MM in Q3 2022, a 127% increase compared to Q3 2021, and a 16% improvement vis-à -vis Q2 2022. Adjusted EBITDA was boosted by higher revenues amid stable lifting cost per boe. Adjusted EBITDA margin was 70% in Q3 2022, improving 11 p.p. vis-à -vis Q3 2021.

Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q3-22	Q2-22	Q3-21	▲ y	▲ q
Net Profit	76.7	101.8	4.7	71.9	(25.2)

Adjustments:
(+) Deferred Income tax	(14.3)	(2.3)	6.0	(20.3)	(11.9)
(+) Changes in the fair value of Warrants	17.0	(17.2)	7.9	9.1	34.2
(+) Impairment	0.0	0.0	0.0	0.0	0.0
Adjustments to Net Income	2.7	(19.5)	13.9	(11.2)	22.3

Adjusted Net Income	79.4	82.3	18.7	60.7	(2.9)

Adjusted EPS ($/share)(3)	0.92	0.93	0.21	0.71	(0.01)

Adjusted Net Income (1) in Q3 2022 was 79.4 $MM, compared to 18.7 $MM during Q3 2021, an inter-annual increase of 325%. The y-o-y change was primarily driven by higher Adjusted EBITDA (233.7 $MM in Q3 2022 compared to 102.9 $MM in Q3 2021), offset by (a) Income tax expense (net of deferred income tax) of 68.5 $MM in Q3 2022 compared to 29.3 $MM in Q3 2021, (b) Depreciation, depletion and amortization for 66.9 $MM in Q3 2022 compared to 48.7 $MM in Q3 2021, (c) Restructuring and reorganization expenses of 0 $MM in Q3 2022 compared to an income of 9.8 $MM in Q3 2021, and (d) Financial results (net of changes in the fair value of the Warrants) for a total loss of 18.9 $MM in Q3 2022, compared to a loss of 16.1 $MM in Q3 2021 (2).

Adjusted EPS (3) was 0.92 $/share in Q3 2022, compared to 0.21 $/share in Q3 2021 and 0.93 $/share in Q2 2022.

(1)

Adjusted Net Income = net income plus deferred income taxes, changes in fair value of warrants and impairment loss/recoveries. Please refer to Annex “Historical Adjusted Net Income / Loss” for further information.

(2)	In Q3 2022, Financial results, net were (35.9) $MM, plus Changes in the fair value of Warrants of 17.0 $MM, resulting in (18.9) $MM.
(3)

Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q3 2022, Q2 2022 and Q3 2021 were 86,508,194, 88,491,745, and 88,418,735, respectively.

Capex

Capex during Q3 2022 was 162.8 $MM. The Company invested 106.4 $MM in drilling, completion and workover of shale wells, 3.8 $MM in drilling, completion and workover of wells in conventional assets, 31.2 $MM in development facilities, and 21.3 $MM in G&G studies, IT projects, and other infrastructure.

During Q3 2022, the Company completed and tied-in pads BPO-13 and BPO-14 in Bajada del Palo Oeste, and completed pad AF-3 in Aguada Federal, which was tied-in during October. Pad BPO-13 has 57 average completion stages per well and an average lateral length of 2,773 meters per well. Pad BPO-14 has 45 average completion stages per well and an average lateral length of 2,822 meters per well. Pad AF-3 has 40 average completion stages per well and an average lateral length of 2,687 meters per well.

Financial overview

During Q3 2022, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 182.8 $MM. Cash flow generated by operating activities was 196.1 $MM, a 78% increase y-o-y, and impacted by income tax advances of 26.0 $MM. In addition, cash flow used in investing activities was 151.7 $MM, mostly driven by drilling and completion activity in Bajada del Palo Oeste and Aguada Federal (see Capex above). These results generated a positive free cash flow of 44.4 $MM for the quarter (1).

In Q3 2022, cash flow used in financing activities totaled 112.7 $MM (2), mainly driven by the payment of 78.3 $MM of principal.

Gross debt totaled 522.6 $MM as of quarter end, resulting in a net debt of 339.9 $MM. Net leverage ratio decreased to 0.5x Adj. EBTIDA by the end of Q3 2022, from 1.1x Adj. EBITDA by the end of Q3 2021.

(1)	Free cash flow is calculated as Cash flow generated by operating activities (196.1 $MM) minus Cash flow used in Investing activities (151.7 $MM)
(2)

Cash flow used in financing activities is the sum of: (i) cash flow used in by financing activities for (91.9) $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents for (20.3) $MM; and (iii) the variation in Government bonds for (0.5) $MM

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON class III	Vista Energy Argentina S.A.U.	02/21/20	02/21/24	50.0	Bullet at maturity	3.50%	USD	BCBA Argentina
ON class V(1)	Vista Energy Argentina S.A.U.	08/07/20	08/07/23	30.0	Bullet at maturity	Zero coupon	ARS in USD-linked	BCBA Argentina
ON class VI	Vista Energy Argentina S.A.U.	12/04/20	12/04/24	10.0	Bullet at maturity	3.24%	ARS in USD-linked	BCBA Argentina
ON class VII	Vista Energy Argentina S.A.U.	03/10/21	03/10/24	42.4	Bullet at maturity	4.25%	ARS in USD-linked	BCBA Argentina
ON class VIII(2)	Vista Energy Argentina S.A.U.	03/10/21	09/10/24	33.5	Bullet at maturity	2.73%	ARS	BCBA Argentina
ON class IX	Vista Energy Argentina S.A.U.	06/18/21	06/18/23	38.8	Bullet at maturity	4.00%	ARS in USD-linked	BCBA Argentina
ON class X(3)	Vista Energy Argentina S.A.U.	06/18/21	03/18/25	32.6	Bullet at maturity	4.00%	ARS	BCBA Argentina
ON class XI	Vista Energy Argentina S.A.U.	08/27/21	08/27/25	9.2	Bullet at maturity	3.48%	ARS in USD-linked	BCBA Argentina
ON class XII	Vista Energy Argentina S.A.U.	08/27/21	08/27/31	100.8	Amortizing (4)	5.85%	ARS in USD-linked	BCBA Argentina
ON class XIII	Vista Energy Argentina S.A.U.	06/16/22	08/08/24	43.5	Bullet at maturity	6.00%	USD	BCBA Argentina

(1)	20 $MM were issued on August 7, 2020, at a price of $ 1.0000, while the remaining 10 $MM were issued on December 4, 2020, at a price of $ 0.9685.
(2)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA.

(3)	32.6 $MM were issued on June 18, 2021, equivalent to 39,093,997 UVA at a price of 1.0000 Argentine Pesos per UVA.
(4)	Class XII to be repaid in 15 semi-annual installments, with a 3-year grace period.

Vista Energy S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Total production by field (boe/d)	50,669	44,825	43,900	41,064	40,267

Entre Lomas	5,395	4,688	4,698	5,214	5,839
Bajada del Palo Este (conventional)	741	807	867	967	897
Bajada del Palo Oeste (conventional)	1,665	1,733	1,849	2,115	2,610
Bajada del Palo Este (shale)	2,314	2,674	681	0	0
Bajada del Palo Oeste (shale)	30,104	27,996	28,065	25,262	24,103
Agua Amarga (Jarilla Quemada, Charco del Palenque)	247	213	395	458	439
25 de Mayo-Medanito	2,530	2,478	2,503	2,540	2,599
Jagüel de los Machos	2,866	2,928	3,109	3,151	3,065
Coirón Amargo Norte	218	257	234	232	271
Águila Mora (shale)	0	0	0	0	0
Acambuco	141	145	148	151	152
Coirón Amargo Sur Oeste	0	0	0	0	0
Aguada Federal (shale)	3,927	397	915	436	0
CS-01	521	509	436	538	269
A-10	0	0	0	0	17
TM-01	0	0	0	0	5

Crude oil production by field (boe/d)(1)	41,909	36,899	35,638	32,436	30,954

Entre Lomas	3,428	3,237	3,305	3,448	3,605
Bajada del Palo Este (conventional)	421	395	416	437	429
Bajada del Palo Oeste (conventional)	570	606	596	620	579
Bajada del Palo Este (shale)	2,176	2,483	651	0	0
Bajada del Palo Oeste (shale)	26,426	24,350	24,321	21,756	20,890
Agua Amarga (Jarilla Quemada, Charco del Palenque)	220	164	226	243	228
25 de Mayo-Medanito	2,243	2,306	2,325	2,372	2,345
Jagüel de los Machos	2,177	2,252	2,363	2,400	2,328
Coirón Amargo Norte	213	243	223	231	268
Águila Mora (shale)	0	0	0	0	0
Acambuco	16	17	17	17	17
Coirón Amargo Sur Oeste	0	0	0	0	0
Aguada Federal (shale)	3,518	347	777	391	0
CS-01	502	498	419	523	260
A-10	0	0	0	0	0
TM-01	0	0	0	0	5

Natural Gas production by field (boe/d)(2)	8,298	7,500	7,811	8,103	8,793

Entre Lomas	1,541	1,066	991	1,313	1,766
Bajada del Palo Este (conventional)	290	376	410	471	424
Bajada del Palo Oeste (conventional)	1,095	1,126	1,253	1,496	2,031
Bajada del Palo Este (shale)	139	192	31	0	0
Bajada del Palo Oeste (shale)	3,678	3,646	3,743	3,506	3,213
Agua Amarga (Jarilla Quemada, Charco del Palenque)	21	42	161	203	204
25 de Mayo-Medanito	288	172	177	168	254
Jagüel de los Machos	690	677	746	751	737

Coirón Amargo Norte	6	14	11	1	3
Águila Mora (shale)	0	0	0	0	0
Acambuco	125	128	132	134	135
Coirón Amargo Sur Oeste	0	0	0	0	0
Aguada Federal (shale)	408	50	139	45	0
CS-01	18	11	17	15	9
A-10	0	0	0	0	17
TM-01	0	0	0	0	0

NGL production by field (boe/d)	462	426	452	524	519

Entre Lomas	426	385	402	454	467
Bajada del Palo Este (conventional)	30	36	41	59	45
Bajada del Palo Oeste (conventional)	0	0	0	0	0
Bajada del Palo Este (shale)	0	0	0	0	0
Bajada del Palo Oeste (shale)	0	0	0	0	0
Agua Amarga (Jarilla Quemada, Charco del Palenque)	6	6	9	12	7

Notes:

(1)	Acambuco includes condensate.
(2)	Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale / Conventional	Neuquina	Argentina
Bajada del Palo Este	100%	Operated	Shale / Conventional	Neuquina	Argentina
Agua Amarga	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	84.6%	Operated	Conventional	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Aguada Federal	100%	Operated	Shale	Neuquina	Argentina
Bandurria Norte	100%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina
CS-01	100%	Operated	Conventional	Del Sureste	México

Vista Energy S.A.B. de C.V.

Historical Oil sales export volumes

(Amounts expressed in thousand barrels)

Oil sales volumes - in Mbbl	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Exports (Mbbl)	1,946.9	1,475.7	988.2	995.6	498.1	472.0	1,088.7	300.4	1,382.0	1,108.2	—
Exports ($MM)	175.6	147.0	77.1	70.5	32.2	26.8	52.7	11.8	55.0	28.1	—

Vista Energy S.A.B. de C.V.

Vaca Muerta operational data

Shale oil wells detail

Bajada del Palo Oeste

Well name	Pad number (1)	Landing zone	Lateral length (mts)	Total frac stages
2013	BPO-1	Organic	2,483	33
2014	BPO-1	La Cocina	2,633	35
2015	BPO-1	Organic	2,558	34
2016	BPO-1	La Cocina	2,483	34
2029	BPO-2	Organic	2,189	37
2030	BPO-2	La Cocina	2,248	38
2032	BPO-2	Organic	2,047	35
2033	BPO-2	La Cocina	1,984	33
2061	BPO-3	La Cocina	2,723	46
2062	BPO-3	Organic	2,624	44
2063	BPO-3	La Cocina	3,025	51
2064	BPO-3	Organic	1,427	36
2025	BPO-4	Lower Carbonate	2,186	26
2026	BPO-4	La Cocina	2,177	44
2027	BPO-4	Lower Carbonate	2,551	31
2028	BPO-4	La Cocina	2,554	51
2501	BPO-5	La Cocina	2,538	52
2502	BPO-5	Organic	2,436	50
2503	BPO-5	La Cocina	2,468	50
2504	BPO-5	Organic	2,332	44
2391	BPO-6	La Cocina	2,715	56
2392	BPO-6	Organic	2,804	54
2393	BPO-6	La Cocina	2,732	56
2394	BPO-6	Organic	2,739	57
2261	BPO-7	La Cocina	2,710	46
2262	BPO-7	Organic	2,581	45
2263	BPO-7	La Cocina	2,609	45
2264	BPO-7	Organic	2,604	46
2211	BPO-8	Organic	2,596	53
2212	BPO-8	La Cocina	2,576	53
2213	BPO-8	Organic	2,608	54
2214	BPO-8	La Cocina	2,662	54
2351(2)	BPO-9	La Cocina	3,115	63
2352(2)	BPO-9	Organic	3,218	62
2353(2)	BPO-9	La Cocina	3,171	61
2354(2)	BPO-9	Organic	2,808	56
2441(2)	BPO-10	La Cocina	3,094	63
2442(2)	BPO-10	Organic	2,883	50
2443(2)	BPO-10	La Cocina	2,816	57
2444(2)	BPO-10	Organic	2,625	45
2081(2)	BPO-11	La Cocina	2,785	49
2082(2)	BPO-11	Organic	2,662	41
2083(2)	BPO-11	La Cocina	2,365	37
2084(2)	BPO-11	Organic	2,378	35
2311(2)	BPO-12	La Cocina	3,104	54

2312(2)	BPO-12	Organic	3,161	55
2313(2)	BPO-12	La Cocina	3,259	55
2481(2)	BPO-13	La Cocina	2,950	61
2482(2)	BPO-13	Organic	2,826	57
2483(2)	BPO-13	La Cocina	2,738	56
2484(2)	BPO-13	Organic	2,576	52
2601(2)	BPO-14	La Cocina	2,935	38
2602(2)	BPO-14	Organic	2,968	51
2603(2)	BPO-14	La Cocina	2,878	49
2604(2)	BPO-14	Organic	2,508	43

(1)	BPO-11 formerly pad #12, BPO-12 formerly pad #13, BPO-13 formerly pad #14.
(2)	Well included in JV with Trafigura. Vista WI 80%.

Bajada del Palo Este

Well name	Pad number(1)	Landing zone	Lateral length (mts)	Total frac stages

2101	BPE-1	La Cocina	2,372	49
2103	BPE-1	La Cocina	2,081	43

(1)	BPE-1 formerly pad #11.

Aguada Federal

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.AF-3(h)	AF-1	Organic	1,000	10
WIN.Nq.AF-4(h)	AF-1	Upper Carbonate	1,000	10
WIN.Nq.AF-7(h)	AF-1	Upper Carbonate	1,028	10
WIN.Nq.AF-9(h)	AF-1	Upper Carbonate	1,000	10
WIN.Nq.AF-5(h)	AF-2	La Cocina	2,500	35
WIN.Nq.AF-6(h)	AF-2	La Cocina	2,500	35
AF-102H	AF-2	La Cocina	2,884	57
AF-202H	AF-2	Organic	2,559	51
AF-303	AF-3	La Cocina	2,555	40
AF-403	AF-3	Organic	2,554	33
AF-1103	AF-3	La Cocina	2,800	44
AF-1203	AF-3	Organic	2,839	43

Bandurria Norte

Well name	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.BN-3(h)	Organic	1,000	10
WIN.Nq.BN-2(h)	Upper Carbonate	1,000	10
WIN.Nq.BN-1(h)	La Cocina	2,500	35
YPF.Nq.LCav.x-11(h)	La Cocina	2,500	35

Vista Energy S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Total Revenues	333,573	294,293	207,920	196,004	175,005
Oil	311,986	277,017	193,629	182,088	153,908
Natural Gas	20,138	15,908	13,020	12,244	19,687
NGL and others	1,449	1,368	1,271	1,672	1,410

Cost of Sales	(145,405)	(130,096)	(104,183)	(104,417)	(97,845)

Operating expenses	(34,753)	(31,729)	(30,839)	(30,311)	(27,204)
Stock fluctuation	(4,571)	(3,306)	2,655	(1,362)	1,797
Depreciation, depletion and amortization	(66,910)	(57,982)	(46,822)	(46,886)	(48,681)
Royalties	(39,171)	(37,079)	(29,177)	(25,858)	(23,757)

Gross profit	188,168	164,197	103,737	91,587	77,160

Selling expenses	(14,047)	(14,444)	(12,566)	(11,865)	(12,481)
General and administrative expenses	(15,860)	(15,888)	(12,463)	(14,764)	(11,173)
Exploration expenses	(175)	(187)	(205)	(124)	(153)
Other operating income	9,241	10,955	2,765	5,477	11,294
Other operating expenses	(564)	(782)	(1,260)	(2,317)	(554)
Impairment of long-lived assets	—	—	—	14,044	—

Operating profit (loss)	166,763	143,851	80,008	82,038	64,093

Interest income	294	74	16	23	34
Interest expense	(6,744)	(7,365)	(8,232)	(9,330)	(12,173)
Other financial results	(29,453)	14,575	(28,949)	(1,013)	(11,931)

Financial results, net	(35,903)	7,284	(37,165)	(10,320)	(24,070)

Profit/(Loss) before income tax	130,860	151,135	42,843	71,718	40,023

Current income tax (expense)/benefit	(68,457)	(51,633)	(26,559)	(15,162)	(29,285)
Deferred income tax (expense)/benefit	14,258	2,334	(750)	(21,001)	(6,005)

Income tax (expense)/benefit	(54,199)	(49,299)	(27,309)	(36,163)	(35,290)

Profit/(loss) for the period, net	76,661	101,836	15,534	35,555	4,733

Adjusted EBITDA Reconciliation ($M)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Net (loss) / profit for the period	76,661	101,836	15,534	35,555	4,733

(+) Income tax	54,199	49,299	27,309	36,163	35,290
(+) Financial results, net	35,903	(7,284)	37,165	10,320	24,070

Operating profit (loss)	166,763	143,851	80,008	82,038	64,093

(+) Depreciation, depletion and amortization	66,910	57,982	46,822	46,886	48,681
(+) Restructuring and Reorganization expenses and others	—	259	272	1,619	(9,849)
(+) Impairment of long-lived assets	—	—	—	(14,044)	—

Adjusted EBITDA	233,674	202,093	127,102	116,497	102,925

Adjusted EBITDA Margin (%)	70%	69%	61%	59%	59%

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Lifting Cost ($MM)	34.8	31.7	30.8	30.3	27.2
Lifting cost ($/boe)	7.5	7.8	7.8	8.0	7.3

Vista Energy S.A.B. de C.V.

Historical Adjusted Net Income / Loss

(Amounts expressed in thousand U.S. dollars)

Adj. Net Income - in $M	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Net Profit/Loss	76,661	101,836	15,534	35,555	4,732	5,505	4,858	(13,812)	(28,402)	(39,203)	(21,332)

Adjustments:
(+) Deferred Income tax	(14,258)	(2,334)	750	21,001	6,005	10,679	2,010	(17,410)	(5,490)	8,032	4,571
(+) Changes in the fair value of Warrants	16,999	(17,188)	22,777	(7,096)	7,927	1,283	69	107	(1,765)	(4,071)	(10,769)
(+) Impairment	—	—	—	(14,044)	—	—	—	9,484	4,954	—	—
Adjustments to Net Income/Loss	2,741	(19,522)	23,527	(139)	13,932	11,962	2,079	(7,819)	(2,301)	3,961	(6,198)

Adjusted Net Income/Loss	79,402	82,314	39,061	35,416	18,664	17,467	6,937	(21,631)	(30,703)	(35,242)	(27,530)

Adj. Net Income - in $M	Q4-19	Q3-19	Q2-19	Q1-19	Q4-18	Q3-18	Q2-18	Q1-18
Net Profit/Loss	(44,249)	21,502	3,702	(13,678)	42,379	(27,887)	(40,876)	(3,466)

Adjustments:
(+) Deferred Income tax	14,324	(911)	(1,703)	2,636	(18,224)	14,915	15,291	(7)
(+) Changes in the fair value of Warrants	14,278	(33,145)	(4,057)	16,084	5,787	3,073	—	—
(+) Impairment	—	—	—	—	—	—	—	—
Adjustments to Net Income/Loss	28,602	(34,056)	(5,760)	18,720	(12,437)	17,988	15,291	(7)

Adjusted Net Income/Loss	(15,647)	(12,554)	(2,058)	5,042	29,942	(9,899)	(25,585)	(3,473)

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of September 30, 2022	As of December 31, 2021
Property, plant and equipment	1,517,849	1,223,982
Goodwill	28,288	28,416
Other intangible assets	4,190	3,878
Right-of-use assets	25,208	26,454
Investments in associates	5,699	2,977
Trade and other receivables	19,057	20,210
Deferred income tax assets	4,029	2,771
Total noncurrent assets	1,604,320	1,308,688
Inventories	6,847	13,961
Trade and other receivables	90,297	46,096
Cash, bank balances and other short-term investments	182,751	315,013
Total current assets	279,895	375,070

Total assets	1,884,215	1,683,758

Deferred income tax liabilities	159,714	175,420
Lease liabilities	18,791	19,408
Provisions	28,027	29,657
Borrowings	362,338	447,751
Warrants	25,132	2,544
Employee benefits	11,202	7,822
Trade and other payables	11,679	50,159
Total noncurrent liabilities	616,883	732,761
Provisions	2,167	2,880
Lease liabilities	8,768	7,666
Borrowings	160,263	163,222
Salaries and payroll taxes	18,861	17,491
Income tax liability	113,888	44,625
Other taxes and royalties	19,911	11,372
Trade and other payables	203,254	138,482
Total current liabilities	527,112	385,738

Total liabilities	1,143,995	1,118,499

Total Equity	740,220	565,259

Total equity and liabilities	1,884,215	1,683,758

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2022	For the period from July 1st to September 30, 2021
Revenue from contracts with customers	333,573	175,005
Revenues from crude oil sales	311,986	153,908
Revenues from natural gas sales	20,138	19,687
Revenues from LPG sales	1,378	1,410
Revenue from other goods	71	—
Cost of sales	(145,405)	(97,845)
Operating costs	(34,753)	(27,204)
Crude oil stock fluctuation	(4,571)	1,797
Depreciation, depletion and amortization	(66,910)	(48,681)
Royalties	(39,171)	(23,757)

Gross profit	188,168	77,160

Selling expenses	(14,047)	(12,481)
General and administrative expenses	(15,860)	(11,173)
Exploration expenses	(175)	(153)
Other operating income	9,241	11,294
Other operating expenses	(564)	(554)

Operating profit	166,763	64,093

Interest income	294	34
Interest expense	(6,744)	(12,173)
Other financial income (expense)	(29,453)	(11,932)

Financial income (expense), net	(35,903)	(24,071)

Profit before income tax	130,860	40,022

Current income tax (expense)	(68,457)	(29,285)
Deferred income tax benefit (expense)	14,258	(6,005)

Income tax (expense)	(54,199)	(35,290)

Profit for the period, net	76,661	4,732

Other comprehensive income	(35)	(279)

Total comprehensive profit for the period	76,626	4,453

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2022	For the period from July 1st to September 30, 2021
Cash flows from operating activities
Profit for the period, net	76,661	4,732

Adjustments to reconcile net cash flows
Items related to operating activities:
(Reversal of) allowance for expected credit losses	—	(29)
Net changes in foreign exchange rate	(19,373)	(1,926)
Discount for well plugging and abandonment	617	634
Net increase in provisions	564	417
Interest expense on lease liabilities	499	221
Discount of assets and liabilities at present value	668	57
Share-based payments	4,601	2,457
Employee benefits	150	77
Income tax expense	54,199	35,290

Items related to investing activities:
Depreciation and depletion	66,099	47,651
Amortization of intangible assets	811	1,030
Interest income	(294)	(34)
Gain from farmout agreement	(9,049)	—
Changes in the fair value of financial assets	16,377	956
Gain from assets disposal	—	(9,986)

Items related to financing activities:
Interest expense	6,744	12,173
Changes in the fair value of Warrants	16,999	7,926
Amortized cost	467	611
Remeasurement in borrowings	15,132	6,452

Changes in working capital:
Trade and other receivables	(36,453)	(7,066)
Inventories	4,571	(1,797)

Trade and other payables	13,232	7,804
Payments of employee benefits	(73)	(55)
Salaries and payroll taxes	6,652	3,642
Other taxes and royalties	2,929	(1,027)
Provisions	(689)	386
Income tax payment	(25,984)	(642)

Net cash flows provided by operating activities	196,057	109,954

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment	(152,792)	(76,876)
Payments for the acquisition of AFBN assets	(6,250)	—
Payments received from farmout agreement	10,000	—
Payments for acquisitions of investments in associates	(1,952)	(2,077)
Payments for acquisitions of other intangible assets	(999)	(348)
Interest received	294	34
Proceeds from disposal of oil and gas properties	—	14,150
Cash received by AFBN assets acquisition	—	6,203

Net cash flows (used in) investing activities	(151,699)	(58,914)

Cash flows from financing activities:
Proceeds from borrowings	—	158,395
Payment of borrowings cost	—	(615)
Payment of borrowings principal	(78,270)	(153,609)
Payment of borrowings interest	(10,444)	(25,496)
Payment of lease	(3,156)	(2,133)

Net cash flow (used in) provided by financing activities	(91,870)	(23,458)

	For the period from July 1st to September 30, 2022	For the period from July 1st to September 30, 2021
Net (decrease) in cash and cash equivalents	(47,512)	27,582

Cash and cash equivalents at beginning of period	248,560	236,510
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents	(20,255)	(2,668)
Net (decrease) in cash and cash equivalents	(47,512)	27,582

Cash and cash equivalents at end of period	180,793	261,424

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million US Dollars quarter on quarter

•	▲ y: Represents the variation in million US Dollars year on year

•	$MM: Million US Dollars

•	$M: Thousand US Dollars

•	$/bbl: US Dollars per barrel of oil

•	$/boe: US Dollars per barrel of oil equivalent

•	$/MMBTU: US Dollars per million British thermal unit

•	$/tn: US Dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

•	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares

•	Adjusted Net Income/Loss: Net profit /loss for the period + Deferred Income Tax + Changes in the fair value of the warrants + Impairment of long-lived assets

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•	Free cash flow: Operating activities cash flow plus Investing activities cash flow

•	Mts: meters

•

Lifting cost: Includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•	NGL: Natural Gas Liquids

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBTU for a four-year term as of January 1, 2021

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	UVA: Acquisitive value units

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.86470128